EXHIBIT 99.10
CONSENT OF RUNGE INC.  D.B.A PINCOCK, ALLEN AND HOLT

pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

EXHIBIT 99.10

CONSENT OF RUNGE INC. D.B.A PINCOCK, ALLEN AND HOLT

To the Board of Directors of Tasman Metals Ltd:

Reference is made to (i) the preliminary economic assessment report titled "Preliminary Economic Assessment NI 43-101 Technical Report for the Norra Kärr (REE - Y - Zr) Deposit, Gränna, Sweden" dated May 11, 2012 (the "Norra Kärr PEA Report"), which Runge Inc. (d/b/a Pinock, Allen and Holt) ("PAH") prepared, and (ii) the technical report entitled "NI 43-101 Technical Report, Norra Karr REE - Zirconium Deposit, Granna, Sweden" dated January 20, 2011 (the "Technical Report"), which PAH prepared.

PAH hereby consents to the written disclosure of the references to and extracts from the Norra Kärr PEA Report and the Technical Report, or summaries thereof, either directly incorporated or incorporated by reference, in the Annual Information Form (the "AIF") of Tasman Metals Ltd. (the "Company") for the financial year ended August 31, 2012 (which is filed as Exhibit 99.1 to the Annual Report), the Company's Management's Discussion and Analysis (the "MD&A") for the year ended August 31, 2012 (which is filed as Exhibit 99.3 to the Annual Report) and this Form 40-F of the Company for the fiscal year ended August 31, 2012 (the "Annual Report"). In addition, PAH hereby consents to being named in the AIF, the MD&A and this Annual Report as having prepared the Norra Kärr PEA Report and the Technical Report.

The undersigned confirms, on behalf of PAH, that he or she has read the AIF, the MD&A and the Form 40-F as at the below date and confirms that both fairly and accurately represent the information contained in the Norra Kärr PEA Report and the Technical Report.

RUNGE INC. D.B.A PINCOCK, ALLEN AND HOLT

[signature]
Signature

Nelson D. King
Print Name

Vice President, PAH
Print Title

26 Nov. 2012
Date